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March 18, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

ATTN: Peggy Kim, Esq. – Special Counsel, Office of Mergers & Acquisitions

RE:	Mac-Gray Corporation
Schedule 14A
Filed March 6, 2009 by Fairview Capital Investment Management, LLC et al.
Commission File No. 001-13495

Dear Ms. Kim:

On behalf of Fairview Capital Investment Management, LLC, a California limited liability company, Fairview Capital, a California corporation, Darlington Partners, L.P., a Delaware limited partnership, Andrew F. Mathieson, Scott W. Clark and Bruce C. Ginsberg (each a “Filing Person,” and together, the “Filing Persons”), this letter sets forth the Filing Persons’ response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) as set forth in your letter dated March 10, 2009 (the “Comment Letter”), in connection with the above referenced Schedule 14A filing (the “PREC14A”). Concurrent with the filing of this correspondence, the Filing Persons have filed Amendment No. 1 to the PREC14A on Schedule 14A (“Amendment No. 1”). The changes reflected in Amendment No. 1 include those changes made by the Filing Persons in response to the Comment Letter and also include other changes that are intended to update, clarify and render more complete the information contained therein.

March 18, 2009

For your convenience, each of the Staff’s comments is reproduced below in italics under the Staff’s topic headings followed in each case by the related response of the Filing Persons.

Schedule 14A

1.	We note that this filing refers security holders to information expected to be contained in the company’s proxy statement for the annual meeting. We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If the participants determine to disseminate their proxy statement prior to the distribution of the company’s proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise as to the participants’ intent in this regard.

Filing Persons’ Response:

The Filing Persons have not yet determined whether they will disseminate their proxy statement before or after Mac-Gray Corporation (the “Company”) disseminates its proxy statement. The Filing Persons note the Staff’s comments and represent that, if the Filing Persons disseminate their proxy statement prior to the distribution of the Company’s proxy statement, the Filing Persons will undertake to provide any omitted information to security holders in the form of a proxy supplement and will disseminate such proxy supplement to security holders promptly following the public availability of the Company’s proxy statement. If the Filing Persons disseminate their proxy statement after the distribution of the Company’s proxy statement, then the Filing Persons will rely upon Rule 14a-5(c) to fulfill certain of their disclosure obligations.

2.	Please revise to clarify that the proxy statement is a preliminary copy.

Filing Persons’ Response:

In response to the Staff’s comment, the Filing Persons have revised the disclosure on the cover letter and on page 1 of Amendment No. 1 to clarify that the proxy statement is a preliminary copy.

3.	Please furnish the information required by Item 403 of Regulation S-K. Refer to Item 6(d) of Schedule 14A.

Filing Persons’ Response:

In response to the Staff’s comments, the Filing Persons have revised the disclosure on page 14 of Amendment No. 1 and have added Annex B in Amendment No. 1 to provide certain information regarding the securities of the Company held by the Company’s directors, management and 5% stockholders, as such information is disclosed in the Company’s proxy statement. Additionally, the Filing Persons confirm that they do not know of any arrangements, nor do they know if the Company knows of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

March 18, 2009

4.	Please revise to include a background discussion of the contacts between the participants and the company during the time period leading up to the current solicitation. Please also describe how the Board or management responded to contacts made by the participants and the material details of any discussions or correspondence.

Filing Persons’ Response:

In response to the Staff’s comment, the Filing Persons have added disclosure on page 4 of Amendment No. 1 to include a background discussion of the contacts between the participants and Mac-Gray during the time period leading up to the current solicitation, to describe how the Board or management responded to contacts made by the participants and to provide the material details of any discussions or correspondence.

Proposal One; Election of Directors, page 8

5.	We note that you may introduce substitute or additional nominees. Please revise to address whether any advance notice provisions affect your ability to designate other nominees. Further, we note that the shares represented by the gold proxy card will be voted for any substitute or additional nominees. Please note that we consider the existence of alternative nominees to be material to a security holder’s voting decision. Please advise as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1).

Filing Persons’ Response:

In response to the Staff’s comments, the Filing Persons have revised the disclosure on page 10 of Amendment No. 1 to delete all statements relating to the Filing Persons’ ability to introduce substitute or additional nominees except for the statement that the Filing Persons may introduce substitute or additional nominees if the Company advances the date of the Annual Meeting by more than 30 days before, or delays the date of the Annual Meeting by more than 60 days after, the first anniversary of the Company’s 2008 annual meeting of stockholders, pursuant to the Company’s bylaws and applicable law. Additionally, the Filing Persons have added disclosure on page 10 of Amendment No. 1 to clarify that (i) such addition or substitution of new nominees may require, pursuant to applicable law, that the Filing Persons provide additional proxy materials regarding the new nominees to the stockholders of the Company and (ii) that the Filing Persons would be required to provide notice to the Company of their intent to propose new nominees or other business in accordance with the advance notice provisions in the Company’s bylaws. Furthermore, the Filing Persons have revised the disclosure on page 10 of Amendment No. 1 to delete all statements relating to the Filing Persons’ ability to vote the shares represented by the GOLD proxy card for any unnamed substitute or additional nominee that might be designated by the Filing Persons at a later date.

March 18, 2009

6.	We note that you state that “any attempt to increase the size of the current Board or to reconstitute or reconfigure the classes. . .constitutes. . .an unlawful manipulation of the Company’s corporate machinery.” Please avoid issuing statements in your proxy statement that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Refer to note (b) to Rule 14a-9. Disclose the factual foundation for such assertions or delete the statement.

Filing Persons’ Response:

In response to the Staff’s comment, the Filing Persons have revised the disclosure on page 10 of Amendment No. 1 to delete the statement that is referred to in the comment.

7.	Please revise to state that there is no assurance that the other directors will agree to serve with Mr. Clark and Mr. Ginsberg, if they are elected.

Filing Persons’ Response:

In response to the Staff’s comment, the Filing Persons have revised the disclosure on page 9 of Amendment No. 1 to include a statement that there is no assurance that the other directors will agree to serve with Mr. Clark and Mr. Ginsberg if they are elected.

Costs and Method of Solicitation, page 12

8.	Please revise to fill-in the blanks in this section. Please revise to state the approximate number of Innisfree employees who will solicit security holders. Refer to Item 4(b)(3)(iii) of Schedule 14A. If applicable, please identify any participants who will be soliciting security holders. Refer to Item 4(b)(2) of Schedule 14A.

Filing Persons’ Response:

In response to the Staff’s comments, the Filing Persons have revised the disclosure on page 13 of Amendment No. 1 to (i) fill in the blanks in the “Costs and Method of Solicitation” section; (ii) state the approximate number of Innisfree employees who will solicit security holders in accordance with Item 4(b)(3)(iii) of Schedule 14A and (iii) confirm that the Filing Persons have not employed, and will not employ, any employees to solicit security holders in connection with the Filing Persons’ proxy solicitation in accordance with Item 4(b)(2) of Schedule 14A.

Additional Information, page 13

9.	Please note that the participants in the solicitation are responsible for the reliability and completeness of the disclosures contained in this proxy statement, even if such disclosure has been derived from outside sources of information. Please remove the disclaimer in the second and third paragraphs in this section.

March 18, 2009

Filing Persons’ Response:

In response to the Staff’s comments, the Filing Persons have revised the disclosure on page 14 of Amendment No. 1 to remove the disclaimers in the “Additional Information” section.

Closing Information

In connection with responding to our comment, please provide, in writing, a statement from each participant and filing person, as appropriate, acknowledging that:

•	the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Filing Persons’ Response:

In connection with responding to the Staff’s comments, each Filing Person hereby acknowledges that:

1.	each Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*            *            *            *

March 18, 2009

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (415) 395-8034.

Very truly yours,

/s/ John M. Newell
John M. Newell
of LATHAM & WATKINS LLP

cc:	Fairview Capital
Fairview Capital Investment Management, LLC
Darlington Partners, L.P.
Andrew F. Mathieson
Scott W. Clark
Bruce C. Ginsberg